North Capital Private Securities Corporation
(SEC ID No. 8-68648)

Annual Audit Report

March 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68648

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: North Capital Private Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

623 E FT Union Blvd., Suite 101
(No. and Street)

Salt Lake City	UT	84047
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James P. Dowd	415-315-9916	jdowd@northcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James P. Dowd__ , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of __North Capital Private Securities Corporation__ , as of
__March 31__ , 2____, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.



NOTARY PUBLIC
LINSEY M HARKNESS
COMM. # 724451
MY COMMISSION EXPIRES
MAY 03, 2026
STATE OF UTAH

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

North Capital Private Securities Corporation

March 31, 2025

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of North Capital Private Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Capital Private Securities Corporation as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of North Capital Private Securities Corporation as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of North Capital Private Securities Corporation's management. Our responsibility is to express an opinion on North Capital Private Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Capital Private Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
May 29, 2025

We have served as North Capital Private Securities Corporation's auditor since 2019.

North Capital Private Securities Corporation

Statement of Financial Condition

March 31, 2025

Assets

Cash and cash equivalents	$	378,093
Cash segregated under federal and other regulations		8,959,063
Accounts receivable		577,853
Restricted stock, at fair value		70,000
Other current assets		77,896
Deferred tax asset		224,563
Fixed assets, net of depreciation of $36,747		8,662
Intangible assets, net of depreciation of $17,101		79,089
Due from affiliates		22,949
Total Assets	$	10,398,168

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued liabilities	$	147,289
Commissions payable		415,620
Payable to customers		7,949,501
Deferred revenue		97,944
Other liabilities		200,436
Due to related parties		62,239
Total Liabilities		8,873,029

Stockholder's Equity

Common stock (no par value; 1,500 shares authorized; 6.76 shares issued and outstanding)		2,027,151
Accumulated deficit		(502,012)
Total Stockholder's Equity		1,525,139
Total Liabilities and Stockholder's Equity	$	10,398,168

See accompanying notes

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2025

1. **Organization**

   North Capital Private Securities Corporation (the "Company") was incorporated in Delaware on May 20, 2010 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 on January 27, 2011. The Company is currently located in Salt Lake City, Utah and its primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds and private companies, as well as providing placement services for Reg A offerings, public funds, and public non-traded REITs, along with providing escrow services for the foregoing. The Company also offers services related to secondary trading of private securities and custody of private securities.

2. **Significant Accounting Policies**

   Allowance for Credit Losses
   The Company adheres to the guidance under FASB ASC 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of March 31, 2025.

   Segment Reporting
   The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

   The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

   Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash segregated under federal and other regulations is included in cash and cash equivalents at year end.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

North Capital Private Securities Corporation

Notes to the Financial Statements

March 31, 2025

2. **Significant Accounting Policies (Continued)**

   Property and Equipment
   Property and equipment are carried at cost and are depreciated over their useful lives of 3 to 7 years using the straight-line method.

   Income Taxes
   The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

   Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

   Intangible Assets
   Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is generally 15 years from the date of acquisition and are assessed for impairment indicators. During the fiscal year ended March 31, 2023, the Company received intangible assets in exchange for the settlement of a note receivable balance due from a customer.

3. **Revenue Recognition**

   The Company recognizes revenue in accordance with ASC 606 to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   The Company acts as a placement agent and provides related banking services, as well as secondary trading of private securities. Revenue from placement agent fees and secondary trading fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for related service fees are recognized at a point in time or over time depending on the service provided. Performance obligations under the contract which are simultaneously provided by the Company and consumed by the customer are recognized over time. Service fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2025, contract liabilities were $97,944.

4. **Income Taxes**

   The Company's results are included in the consolidated tax return of its parent company and does not file a separate return. The Company accounts for income taxes in accordance with generally accepted accounting principles as if it filed a separate tax return. This requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

North Capital Private Securities Corporation

Notes to the Financial Statements

March 31, 2025

4. Income Taxes (Continued)

The provision (benefit) for income taxes are as follows:

Current Federal	$	2,465
Current State		5,546
Deferred Federal		(41,615)
Deferred State		21,450
Income tax provision	$	(12,154)

Deferred tax assets and liabilities are primarily the result of the reporting basis of assets and liabilities between the cash method of accounting for tax purposes and the accrual method for financial statement purposes. A valuation allowance has been established for $32,033 of deferred tax assets arising from capital loss carryovers because the Company cannot conclude that it is more likely than not that this amount will be realized. Significant components of the Company's deferred tax balances as of March 31, 2025 are as follows:

Deferred income tax assets and liabilities:

Accrued liabilities	$	163,224
Deferred revenue		21,507
Accounts receivable and prepaid expenses		(143,991)
Net operating loss carryforwards		169,748
Capital loss carryforwards		32,033
Capitalized R&D		13,775
Other		300
Total deferred income taxes		256,596
Valuation allowance		(32,033)
Net deferred income tax asset	$	224,563

Valuation allowance of $32,033 decreased by $2,579 from the prior year as a result of tax rate change on the capital loss carryforwards. Income taxes payable at March 31, 2025 was $39,300, which was reported as other liabilities on the statement of financial condition.

The Parent company is no longer subject to federal and state tax examinations for tax years ending before March 31, 2022.

5. Risk Concentrations

The Company engages with certain partner companies (the "Platform Partners") and their representatives to execute private placements.

6. Related Party Transactions

On August 30, 2011, the Company entered into an agreement with North Capital, Inc. ("North"), a company under common control, in which North provides office and administrative support in exchange for reimbursement of a specified percent of such overhead costs. On April 1, 2015 this agreement was amended to include North Capital Investment Technology ("NCIT"), the Company's sole stockholder. In February 2021, the agreement was amended to allocate expenses to related parties based on usage by entity. At March 31, 2025, $62,239 was owed to NCIT. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

North Capital Private Securities Corporation

Notes to the Financial Statements

March 31, 2025

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2025, the Company's net capital was $949,819 which exceeded the requirement by $699,819.

8. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three components of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon managements own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Restricted stock

The Company's estimate of value of restricted stock was based upon fair value, considering the lack of marketability, restrictions on resale, minority interest, and the Company's reasonable estimate of cash compensation that was foregone by electing to receive stock from the issuer.

North Capital Private Securities Corporation

Notes to the Financial Statements

March 31, 2025

8. Fair Value Measurements (Continued)

Assets Measured and Recognized at Fair Value on a Recurring Basis:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Restricted stock	-	-	$70,000	$70,000
Total assets at fair value	**-**	**-**	**$70,000**	**$70,000**

Changes in instruments for the year ended March 31, 2025

The table below summarizes the activity for securities measured at fair value on a recurring basis. The Company did not hold level 1 or level 2 securities during the year.

	Level 3
Balance at 4/1/2024	$70,000
Total realized / unrealized loss	-
Total assets at fair value	$70,000

9. Cash segregated under Federal and other regulations

Cash of $8,959,063 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

10. Cash and restricted cash

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

Cash and cash equivalents	$ 378,093
Cash segregated under federal and other regulations	8,959,063
Total cash and restricted cash shown in the statement of cash flows	$ 9,337,156

11. Payables to customers

The Company accounts for monies received from customers as a payable until the requested securities are purchased and transferred to the customer. As of March 31, 2025, $7,949,501 was payable to customers.

11. Commitments and contingencies

The Company entered into a settlement agreement with a customer on March 31, 2025, settling claims made against the Company. The terms of the agreement stipulate the Company shall pay the customer $125,000. As of March 31, 2025, $125,000 was included as a liability in account payable and accrued expenses on the statement of financial condition and shown on the statement of operations.

Other than as noted above, The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

North Capital Private Securities Corporation

Notes to the Financial Statements

March 31, 2025

12. **Subsequent Events**

The Company has evaluated subsequent events through May 29, 2025, the date which the financial statements were issued.